SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 9, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)
Enclosed:
Press Release

9 July 2009
Ivanhoe Mines update on Mongolian Parliament’s discussion
of the Investment Agreement for construction and operation
of the Oyu Tolgoi mining complex
ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ President and CEO John Macken said the company has noted the formal vote recorded today in Mongolia’s State Great Khural (national Parliament) to advance approval discussions of the comprehensive Investment Agreement for the Oyu Tolgoi copper-gold project in the South Gobi Region.
The vote to proceed with consideration of the draft agreement was supported by 75% of the members of Parliament present and followed six hours of discussion, during which the agreement was formally introduced by the Parliament’s Standing Committee on Economics. The Standing Committee announced that it had voted 13-1 in favour of authorizing the government to sign the agreement.
Under Mongolian law, the agreement now will be presented for its first official reading.
The comprehensive agreement, the culmination of almost five years of discussions and negotiations, and nine years of exploration and development by Ivanhoe Mines, establishes a legal framework for the construction and operation of the Oyu Tolgoi copper-gold mining complex and stabilizes certain taxes and fees in relation to the project. Oyu Tolgoi is the word’s largest, undeveloped porphyry copper-gold deposit.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman 1-604-688-8323
Media: Bob Williamson 1-604-331-9880

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 9, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary